TERMINATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE OF
ALL KNOWN AND UNKNOWN CLAIMS

          This Termination of Employment Agreement and General Release of All Known and Unknown Claims (the “Agreement”) is made and entered into effective as of February 28, 2006 (the “Effective Date”), by and between Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.), a Nevada corporation (referred to in this Agreement as the “Company”) and Mark De Mattei (referred to in this Agreement as the “Executive”). The Company and the Executive are hereinafter collectively referred to as the “Parties,” and individually referred to as a “Party.”

RECITALS

A.

The Executive was employed by the Company pursuant to an employment agreement dated December 27, 2005 that replaced the employment agreement previously signed on June 12, 2005 (the “Employment Agreement”); and

B.	The Executive and the Company agree to resolve any and all disputes regarding Executive’s employment, the Employment Agreement, and his separation from the Company.

AGREEMENT

          In consideration of the foregoing Recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

1.

TERMINATION OF EMPLOYMENT. The Company and Executive agree that Executive’s employment with the Company ended on January 12, 2006, the date of Executive’s written resignation from the Company. The Parties further agree that the Employment Agreement will terminate on that date.

2.

EMPLOYMENT AGREEMENT PROVISIONS. The Executive agrees that he has been paid in full for all services rendered to the date of termination of his Employment Agreement and he waives the right to any and all future payments in the form of salary, gross revenue payments, product payments, warrants, commissions, or additional compensation. The Company does not hold the Executive liable for any payments made by the Company to the Executive and hereby releases any obligation of the Executive to repay these payments to the Company.

The Company has paid the Executive’s health care benefits up to the date of the Executive’s resignation. The Executive will forgo the continued coverage under COBRA.

The Company and Executive agree to the cancellation of the voting preferred stock issued to the Executive, as well as any and all warrants issued or to be issued pursuant to the employment agreement.

3.	EXECUTIVE’S RELEASE AND PROMISES. As consideration for the Company’s promises as contained in this Agreement, Executive agrees as follows:

(1)

Executive on behalf of himself and all of his heirs, assigns, legal representatives, successors-in-interest, or any person claiming through him agrees to release and discharge any claim, charge, complaint, demand, dispute or liability of any kind that relates to or involves his employment by the Company, the Employment Agreement, the termination of the Employment Agreement and/or his separation from the Company. The claims being released by Executive include, but are not limited to, any and all claims for pay, benefits, damages, fees and costs, or any other relief that may be or could have been asserted in any legal or administrative proceeding under federal law, including, but not limited to, the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C.A. §§621 et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C.A. §§2000 et seq., 42 U.S.C.A. §§l981, the Americans With Disabilities Act, as amended, 42 App. U.S.C.A. §§ 12101 et seq., the Family and Medical Leave Act, 29 U.S.C.A. §§2611 et seq., the Executive Retirement Income Security Act of 1974, as amended, 29 App. U.S.C.A. §§ 1.001 et seq.; or under any state or local statute or regulation, Act or law similar to the federal laws; or any claim for tortious conduct, including, but not limited to, defamation or slander, infliction of emotional distress, negligence, interference with contract or for breach of contract or equitable relief.

In short, Executive knowingly and voluntarily releases any and all claims he has had or may have against the Company, the subsidiaries and affiliated companies (“Related Entities”) and affiliated person of the Company or of any of the Related Entities (“Related Persons”).

(2)

Executive further acknowledges that he is aware of and has had the opportunity to consult with an attorney and become aware of his rights under the laws specifically and generally described above in this Section.

4.

COMPANY’S RELEASE AND PROMISES. As consideration for the Executive’s promises as contained in this Agreement, the Company, on behalf of itself and all of his heirs, assigns, legal representatives, successors-in-interest, or any person claiming through it, agrees to release and discharge any claim, charge, complaint, demand, dispute or liability of any kind that relates to or involves its employment of Executive, the Employment Agreement, the termination of the Employment Agreement and/or its separation from Executive. The claims being released by Company include, any claim for tortious conduct, including, but not limited to, defamation or slander, infliction of emotional distress, negligence, interference with contract or for breach of contract or equitable relief. In short, Company knowingly and voluntarily releases any and all claims it has had or may have against Executive.

5.

EXECUTIVE’S MUTUAL PROMISES AND COVENANTS. Executive also agrees that he will not engage in any conduct or make any statements which are critical of the Company, the Related Entities, or any of the Related Persons regarding, relating to or in connection with his employment, Employment Agreement, the termination of the

Employment Agreement and Executive’s separation from the Company. The Company agrees that it will not engage in any conduct or make any statements which are critical of Executive regarding his employment, the Employment Agreement, the termination of his Employment Agreement, or his separation from the Company. Executive acknowledges that he has no right to return to his employment with the Company or the Related Entities. Executive further acknowledges that he understands that this provision may not be waived, except in writing signed by an authorized personnel executive.

6.

COMPANY’S MUTUAL PROMISES AND COVENANTS. Company also agrees that they will not engage in any conduct or make any statements which are critical of the Executive regarding, relating to or in connection with his employment, Employment Agreement, the termination of the Employment Agreement and Executive’s separation from the Company; that the Company will not disclose any information, knowledge or data about the Executive or any of the Related Entities which has been designated and/or treated as confidential. The Company agrees that it will not engage in any conduct or make any statements which are critical of Executive regarding his employment, the Employment Agreement, the termination of his Employment Agreement, or his separation from the Company. The Company acknowledges that the Executive has no right to return to his employment with the Company or the Related Entities. The Company further acknowledges that they understand that this provision may not be waived, except in writing signed by an authorized personnel executive.

7.

CONFIDENTIALITY. Executive further agree not to disclose or publicly comment upon the terms, provisions of or information regarding this Agreement and the events that led up to the termination of the Employment Agreement; provided, however, that Executive (1) may disclose the terms to his family, legal counsel, financial advisors, and/or agents or representatives, as long as the family members, legal counsel, financial advisors, agents or representatives agree to be bound by this confidentiality obligation; and (2) may disclose any terms as are necessary to fulfill any obligations under this Agreement and to comply with the requirements of any law or legal process.

Except as may be required by law, and pursuant to reporting requirements of the SEC, the Company further agrees not to disclose or publicly comment upon the terms, provisions of or information regarding this Agreement and the events that led up to the termination of the Employment Agreement; provided, however, that the Company (1) may disclose the terms to their legal counsel, financial advisors, and/or agents or representatives, as long as the legal counsel, financial advisors, agents or representatives agree to be bound by this confidentiality obligation; and (2) may disclose any terms as are necessary to fulfill any obligations under this Agreement and to comply with the requirements of any law or legal process.

8.

DENIAL OF VIOLATIONS. Executive acknowledges and agrees that the making of these promises by the Company in this Agreement does not mean that the Company or any of its Related Entities or Related Persons has violated any federal or state law or regulation, or violated any contractual or other obligation it may have to Executive, and that any such violation expressly is denied. Rather, the Company is making these promises solely in exchange for Executive’s promises to the Company, as contained in this Agreement.

9.

REMEDIES IN CASE OF EXECUTIVE’S DEFAULT. Executive further acknowledges that if he fails to keep any of his promises to the Company, the Company may take whatever legal action it chooses to enforce those promises and/or to recover from the Executive the amount of any damage the Company, its Related Entities or its Related Persons suffer because of his failure to keep those promises. The prevailing party in such an action shall be entitled to attorney’s fees and costs from the other party.

10.

REMEDIES IN CASE OF COMPANY’S DEFAULT. In case of Company’s default, the Executive may take whatever legal action he chooses to enforce this agreement and/or to recover from the Company the amount of any damage he may suffer because of said default. The prevailing party in such an action shall be entitled to attorney's fees and costs from the other party.

11.

ENTIRE AGREEMENT. Executive agrees that this document contains all of the promises and obligations between the Parties, and extinguishes and terminates all pre- existing agreements, including the Employment Agreement. None of the promises in this Agreement can be changed unless both Parties agree to the change and submits the change in writing.

12.	AMENDMENT. This Agreement cannot be amended or modified except by a written agreement signed by the Executive and the Company.

13.

WAIVER. No term, covenant or condition of this Agreement or any breach thereof will be deemed waived, except with the written consent of the Party against whom the waiver is claimed, and any waiver or any such term, covenant, condition or breach will not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

14.	INTERPRETATION; CONSTRUCTION. The headings set forth in this Agreement are for convenience of reference only and will not be used in interpreting this Agreement.

The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement.

15.

REPRESENTATIONS AND WARRANTIES. The Executive represents and warrants that the Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Executive’s execution and performance of this Agreement will not violate or breach any other agreements between the Executive and any other person or entity.

16.

GOVERNING LAW. This Agreement has been negotiated and executed in the State of California, and the rights and obligations of the Parties shall be construed and enforced in accordance with the laws of the State of California.

17.

SEVERABILITY. Should any portion of this Agreement be found to be invalid for any reason whatsoever, no other provision shall be affected, and this Agreement shall be read as if it did not contain that provision. The Parties intend for any invalid provision to be severable from the remainder.

18.

NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party shall be specified by like notice):

(a)	if to Company, to:
Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.)
3131 Camino Del Rio N., Suite 1650
San Diego, CA 92108
Fax No.: (619) 284-4334
Attention: Edon Moyal, CEO

(b)	if to Executive, to:

Pharb University Brand, Inc.
700 Chiquita Road
Healdsburg, CA 95448
Attention: Mark De Mattei, CEO

Any such written notice will be deemed given on the earlier of the date on which such notice is personally delivered or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this section.

In Witness Whereof, the Parties have executed this Agreement on February 28, 2006. .

WHO’S YOUR DADDY, INC. (formerly SNOCONE SYSTEMS INC.)

February 28, 2006
Edon Moyal, CEO	Date

MARK DE MATTEI

February 28, 2006
Individual	Date